SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 001-16237

                           NOTIFICATION OF LATE FILING

|_| Form 10-K        |_| Form 11-K         |_| Form 20-F         |X| Form 10-Q
|_| Form N-SAR

         For Period Ended: March 31, 2006

|_| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F       |_| Transition Report on Form N-SAR


         For the Transition Period Ended: ______________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                        Airtrax, Inc.
Former name if applicable
Address of principal executive office          200 Freeway Drive, Unit One
City, state and zip code                       Blackwood, NJ 08012


                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)


          |    (a)  The reasons  described in  reasonable  detail in Part III of
          |         this  form  could  not be  eliminated  without  unreasonable
          |         effort or expense;
          |
          |     (b) The subject annual report,  semi-annual  report,  transition
          |         report on Form 10-K,  20-F,  11-K or Form  10-Q,  or portion
          |         thereof  will be filed on or before  the 15th  calendar  day
  |X|     |         following the prescribed due date; or the subject  quarterly
          |         report or transition report on Form 10-Q, or portion thereof
          |         will be filed on or before the fifth  calendar day following
          |         the prescribed due date; and
          |
          |    (c)  The accountant's statement or other exhibit required by Rule
          |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Peter Amico                  (856)                  232-3000
        (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the three months ended March 31, 2005, the registrant had revenues of approximately $76,991 and a net loss of approximately $(619,811). For the three months ended March 31, 2006, the registrant currently estimates that it had revenues of approximately $658,976 and a net income of approximately $610,840. Results for the three months ended March 31, 2006 remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

                                  Airtrax, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2006                                   By: /s/ Peter Amico
                                                     --------------------
                                                     Peter Amico
                                                     Chief Executive Officer


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